[redacted]

SEC Mail Processing Section
FEB 19 2008
Washington, DC
101

SEC 08029292 ISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Long Island Investors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Jericho Plaza - Suite 201
(No. and Street)

Jericho	New York	11753-1673
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Juchem (516) 935-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

One Jericho Plaza	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Juchem, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Long Island Investors LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. V.P. & CFO

Title

2/12/08

Notary Public

ANN M. STEBE
NOTARY PUBLIC, State of New York
No. 30-4733629
Qualified in Nassau County
Commission Expires March 30, 20 11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST LONG ISLAND INVESTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

INDEPENDENT AUDITORS' REPORT

To the Members of
First Long Island Investors, LLC
Jericho, NY

We have audited the accompanying statement of financial condition of First Long Island Investors, LLC as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial position presents fairly, in all material respects, the financial position of First Long Island Investors, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP

Certified Public Accountants

Jericho, New York
January 17, 2008

Berdon LLP
CPAs and Advisors

International Association of Practicing Accountants

Reply to:
One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034

360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159
www.BERDONLLP.com

FIRST LONG ISLAND INVESTORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	269,240
Accounts receivable		199,750
Furniture and fixtures, at cost, net of accumulated depreciation of $380,487		50,553
Cash surrender value - key-man life insurance		169,259
	$	688,802

LIABILITIES AND MEMBERS' EQUITY

Liabilities and accrued expenses	$	11,952
Members' equity, net of members' loans of $108,472		676,850
	$	688,802

The accompanying notes to statement of financial condition are an integral part of this statement.

FIRST LONG ISLAND INVESTORS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

First Long Island Investors, LLC (the "Company") was organized on August 1, 1998 under Delaware state law. The Company is a diversified financial services firm rendering both investment management and advisory services and is registered with the United States Securities and Exchange Commission as an investment advisor under the Investment Advisors Act of 1940. In addition, the Company is registered as a broker/dealer with the United States Securities and Exchange Commission and the National Association of Securities Dealers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Accounts Receivable

The company provides an allowance for doubtful accounts which is based on a review of outstanding accounts which is based on a review of outstanding receivables, historical collection and existing economic conditions. Accounts receivable have been reduced for all known bad debts and allowances. No allowance for doubtful accounts was provided as of December 31, 2007, as management believed that there were no material, additional, probable losses at that date.

(b) Investment in Partnerships

The Company has an equity interest in several limited partnerships, which are recorded under the cost method. The Company was not required to make capital contributions into any of the partnerships and receives distributions only if the limited partners achieve certain returns. Accordingly, there were no distributions in 2007.

(c) Furniture and Fixtures

Furniture and fixtures is stated at cost. Depreciation is computed, using the straight line method over the estimated useful lives of the assets, which ranges from five to seven years.

(d) Income Taxes

As a limited liability company, the Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code (IRC). Under those provisions, the Company does not pay Federal or State income taxes on its taxable income. Instead, the members are liable for individual Federal and State income taxes on their respective share of the Company's taxable income.

(e) Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies, if any, at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those estimates.

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Member Loans

The company applies EITF 85-1 to the outstanding member loans. The EITF 85-1 requires outstanding member loans that are not paid by the financial statements issuance date to be offset against the members' equity. As a result of the EITF 85-1 the company offset $108,472 of the outstanding members loans against members' equity as of December 31, 2007. The loans bear interest at the rate of 6% per annum, and require annual payments of interest and principal through 2011.

NOTE 3 - RETIREMENT PLAN

The Company maintains a defined contribution simplified plan under Section 401(k) of the Internal Revenue Code. All full time employees are eligible for voluntary participation upon employment. Under this plan, employees may contribute up to 15% of their base pay, subject to IRC limitations. Contributions by employees are not taxable until retirement. The Company does not match the employee's contribution.

The Company also maintains a Profit Sharing Plan. Contributions to this Plan are discretionary and are determined by the Company's management, A portion of the contributions are invested in the FLI Select Equity Fund L.P., a fund managed by the Company, and a portion are managed by the Company.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company is obligated under noncancelable operating leases for the rental of office space, office equipment and automobiles. Generally, leases covering office space include renewal options and are subject to rent escalations based on increased operating costs and real estate taxes.

Future minimum rental payments required to be paid under these leases are as follows:

For the Year Ending December 31,	Amount
2008	$ 260,693
2009	266,857
2010	273,176
2011	279,653
2012	93,943
	$ 1,174,322

NOTE 5 - KEY-MAN LIFE INSURANCE

The Company is the owner and beneficiary of a key-man life insurance policy carried on the life of a member bearing an aggregate face value of $600,000. No loans are outstanding against the policy. There are no restrictions in the policy with regard to loans.

NOTE 6 - RELATED PARTY TRANSACTION

The Company receives fees for management services from various entities in which it has ownership interests. The fee is either a fixed amount or is based on a percentage of the entities' net asset value.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2007, the Company had net capital of $426,547, which was $421,547 in excess of its required net capital of $5,000. The Company's net capital ratio was .03 to 1.

BERDON

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
First Long Island Investors, LLC
Jericho, New York

In planning and performing our audit of the financial statements and supplemental schedules of First Long Island Investors, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as the basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures referred to in the preceding paragraph.

Berdon LLP
CPAs and Advisors

International Association of Practicing Accountants

Reply to:
One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034

360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

www.BERDONLLP.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Berdon LLP

Certified Public Accountants

Jericho, New York
January 17, 2008